Stuart M. Strauss

Partner

DIRECT TEL  +1 212 878 4931

DIRECT FAX  +1 212 878 8375

stuart.strauss@cliffordchance.com

January 22, 2007

Mr. H.R. Hallock

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490 and 811-21977)

Dear Mr. Hallock:

Thank you for your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Autonomic Growth NFA Global Asset Portfolio, PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio and PowerShares Autonomic Balanced NFA Global Asset Portfolio (together, the “Funds”), six separate exchange-traded index funds of the PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2007.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes were reflected in Post-Effective Amendment No. 30 to the Trust’s Registration Statement, which will be filed on EDGAR on or about January 22, 2007.

Prospectus

General

Comment 1.  Please explain the Funds’ basis for investment in other registered investment companies in excess of the limitations set forth in Section 12(d)(1)(A) of the Investment Company Act of 1940.

Response 1:  Section 12(d)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”) sets forth certain limitations on the investment by one investment company in another. Section 12(d)(1)(A) prevents an acquiring investment company from owning more than 3% of another investment company’s outstanding stock, limits the value of each investment company purchased to 3% of the acquiring investment company’s assets and limits an acquiring investment company’s total investment in other investment companies to 10% of its total assets (the “3%, 5% and 10% limits”). The Funds plan to invest in investment companies beyond the limitations set forth in Section 12(d)(1)(A) in reliance of Sections 12(D)(1)(G) and (F).

With regard to the Funds’ investments in funds advised by PowerShares Capital Management (the “Investment Adviser”) the Investment Adviser or its affiliates in which the Funds will invest, the Funds may invest beyond the 3%, 5% and 10% limits in reliance on Section 12(d)(1)(G), as 1) the funds in which the Funds will invest hold themselves out to investors as related for purposes of investment or investor services; 2) the Funds do not charge distribution fees; 3) combined sales loads between the acquiring and acquired funds would not be excessive, as the Funds do not charge a sales load; and 4) the acquired investment companies have policies preventing them from investing in reliance on Sections 12(d)(1)(G) or (F). Rule 12d1-2 under the 1940 Act permits the Funds to purchase other securities.

Section 12(d)(1)(G) expressly permits Funds relying on that section with regard to investments in affiliated funds to invest in securities that do not meet that exception by relying on Section 12(d)(1)(F). Therefore, with regard to the Funds’ investments in funds advised by entities other than the Investment Adviser and its affiliates, the Fund may invest in non-affiliated investment companies subject to the limitation that, immediately after any purchase or acquisition, not more than three percent of the total outstanding stock of such issuer is owned by the Funds and all affiliated persons of the Funds. In compliance with the exception, with regard to proxy voting, each Fund has adopted a proxy voting policy that requires the Funds to vote shares in the same proportion as the vote of all other shareholders. The Fund understands that Investment companies’ whose securities are purchased under this exception shall not be obligated to redeem more than 1% of their outstanding shares in a 30 day period.

Comment 2.  Please add disclosure in the prospectus stating that a list of the constituent Underlying ETFs of each Underlying Index is available on the Funds’ website.

Response 2:  The disclosure has been revised accordingly, reflecting that the list of the constituent Underlying ETFs of each Underlying Index will be available on the Trust’s website at www.PowerShares.com.

Comment 3.  Please provide additional disclosure in the prospectus regarding the nature and background of the Index Provider.

Response 3:  The disclosure has been revised accordingly.

Comment 4.  Please explain whether the Funds will calculate their net asset value based on the net asset values calculated and disseminated by the Underlying ETFs in which the Funds invest or based on the last sales price each day of the Underlying ETFs in which the Funds invest on the exchanges on which they trade.

Response 4:  The Funds will calculate their net asset value based on the last sales price each day of the Underlying ETFs on the exchanges on which they trade. Shares of Underlying ETFs are traded on an exchange like any other exchange-traded stock. Therefore, the use of the last sales price is consistent with the way that net asset value is calculated for other the other funds of the Trust. In addition, if the Funds were to use the net asset values calculated by Underlying ETFs in calculating their own net asset value, this calculation could not be completed until such information had been disseminated. This potentially could delay the dissemination of the Funds’ net asset value.

Comment 5.  Please add prominent disclosure to the prospectus stating that  mutual funds may not invest in the Funds, as such investment would create a three tiered investment structure, which is prohibited under Section 12(d)(1) of the 1940 Act. In addition, please make a representation that the Funds will implement safeguards to ensure that mutual funds do not purchase Creation Units in violation of the limitations set forth in Section 12(d)(1).

Response 5:  We respectfully disagree that a three tiered structure is per se prohibited under Section 12(d)(1). While Section 12(d)(1) subjects investment companies to the 3%, 5% and 10% limits, the statute does not expressly prohibit a three tiered structure. The Trust has received exemptive relief which allows investment companies to invest in the funds of the Trust beyond the 3%, 5% and 10% limits, however, the Funds do not intend to utilize this relief, as they will not meet the express condition of the order requiring that the funds not rely on Sections 12(d)(1)(G) and (F), and thus, investments in the Funds by other investment companies will be subject to the 3%, 5% and 10% limits. We have added the following disclosure to the Prospectus, “For purposes of the 1940 Act, the Funds are treated as registered investment companies and the acquisition of Shares by other investment companies is subject to the restrictions of Section 12(d)(1) of the 1940 Act.”

As a condition of the exemptive relief received by the Trust, the Trust is required to enter into a written agreements with any investment company that seeks to purchase creation units, the purchase of which would be in excess of the 3%, 5% and 10% limits. Because the Funds will not rely on the exemptive relief, they will not enter into any such agreements.

Comment 6.  In accordance with the representations made in your exemptive relief, please confirm that no entity that creates, compiles, sponsors or maintains an Underlying Index is or will be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust, the Adviser, Distributor or a promoter of a Fund. In addition, please make an affirmative statement to that effect in the prospectus.

Response 6:  No entity that creates, compiles, sponsors or maintains an Underlying Index is or will be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust, the Adviser the Distributor or a promoter of a Fund. An affirmative statement to that effect has been added to the prospectus.

The Investment Adviser has entered into a license agreement with New Frontier Management, LLC, the parent of the Index Provider. There is no relationship between the Index Provider and the Adviser other than a license by New Frontier Management to the Adviser of certain New Frontier Management, LLC or New Frontier Advisors, LLC trademarks and trade names, and the New Frontier Global Dynamic Balanced Index, New Frontier Global Dynamic Growth Index and New Frontier Global Dynamic Balanced Growth Index for use by the Adviser. Such trademarks, trade names and Underlying

Indexes have been created and developed by New Frontier Advisors or New Frontier Management without regard to and independently of the Adviser, its businesses, its development of the Funds, and/or any prospective investor and have been sublicensed to the Investment Adviser by New Frontier Management, LLC to the Investment Adviser, which in turn, sublicensed such trademarks, trade names and underlying Indexes to the Trust.

Comment 7.  Please describe the fee structure of each Fund. Specifically, please discuss the advisory fee.

Response 7:  The Investment Adviser has overall responsibility for the general management and administration of each Fund. Pursuant to the investment advisory agreement of each Fund (the “Advisory Agreement”), the Investment Adviser is responsible for all expenses of the Fund, including licensing fees, the cost of transfer agency, custody, fund administration, legal, audit and other services, except interest, taxes, brokerage expenses, distribution fees, if any, litigation expenses and other extraordinary expenses. Under each Advisory Agreement, each Fund has agreed to pay to the Investment Adviser an annual fee, paid monthly, equal to 0.25% of its average daily net assets. The services provided and expenses borne by the Investment Adviser under the Advisory Agreement are in addition to and not duplicative of the services provided and expenses borne by the Investment Adviser to the Underlying ETFs.

Comment 8. In accordance with the Trust’s exemptive relief under Section 17(a) of the 1940 Act, please confirm that the Funds will not purchase and redeem shares of the exchange-traded funds in which they invest in creation unit aggregation, but rather, will purchase and sell shares on the secondary market.

Response 8:  The Funds will not purchase and redeem shares of the exchange-traded funds in which it invests in creation unit aggregations. The Funds will purchase and sell shares of exchange-traded funds on the secondary market.

Comment 9. Please explain the methodology used to calculate and maintain the Underlying Indexes.

Response 9:  The funds included in the Underlying Indexes are exchange-traded funds (“ETFs”) advised by the Adviser or its affiliates (“PowerShares ETFs”), or, if the asset exposure sought is not available through a PowerShares ETF, ETFs advised by unaffiliated entities (collectively, the “Underlying ETFs”). The Underlying Indexes include Underlying ETFs selected pursuant to a proprietary methodology of New Frontier Advisors designed to identify Underlying ETFs covering a combination of asset classes expected to maximize long-term returns for a risk profile targeting a given percentage of equities and fixed income.

The Underlying Indexes select constituent Underlying ETFs of various asset classes and their corresponding weightings by using New Frontier Advisors’ proprietary and patented Resampled Efficiency™ optimization process. The Resampled Efficiency™ optimization process seeks to create an optimal combination of Underlying ETFs that meet the designated equity to fixed income risk target and to monitor the Underlying Indexes on a regular basis to maintain such risk target, while seeking to maximize long-term returns for the given level of risk. The optimization process selects Underlying ETFs based upon inputs of expected return, standard deviation and correlation. The Underlying Indexes rebalance quarterly, though monthly rebalancing may be necessary in volatile markets to ensure the risk target is met. The Underlying Indexes are modified capitalization weighted once the weights are established after each rebalance.

Comment 10. Please explain the Fund’s justification in stating in the Prospectus that the Funds provide a tax advantaged product structure.

Response 10:  Unlike interests in conventional mutual funds, shares of the Funds are traded throughout the day on a national securities exchange, whereas mutual fund interests are typically only bought and sold at closing NAVs. The Shares have been designed to be tradable in the secondary market on a national securities exchange on an intra-day basis, and to be created and redeemed, principally in-kind, in Creation Units at each day’s next calculated NAV. These arrangements are designed to protect ongoing shareholders from the adverse effects on the portfolio of each Fund that could arise from frequent cash creation and redemption transactions.

The Underlying Indexes are generally rebalanced quarterly, and a significant portion of the rebalancing is achieved through in-kind creations and redemptions rather than through purchases and sales on the secondary market.

In a conventional mutual fund, redemptions can have an adverse tax impact on taxable shareholders because of the mutual fund’s need to sell portfolio securities to obtain cash to meet fund redemptions. These sales may generate taxable gains for the shareholders of the mutual fund, whereas the Shares’ in-kind redemption mechanism generally will not lead to a tax event for a Fund or its ongoing shareholders. In addition, through in-kind redemptions, the Funds are able to distribute securities with a low cost basis (and build in gains) and retain securities with a higher cost basis, thus reducing the Funds’ built in gains.

Like the Funds, most outstanding funds offered by PowerShares replicate indexes that are performance related and many are rebalanced quarterly. To date, the existing PowerShares funds have rarely experienced any taxable gains.

Comment 11. With regard to the language “certain affiliates of the Adviser may receive increased marketing fees due to the Fund’s investment in certain Underlying ETFS” in footnote 5, please explain the nature of the fees.

Response 11:  The Funds will initially invest in certain exchange-traded funds (hereinafter “DB commodity pool funds”) structured as  commodity pools,  which are solely managed by DB Commodity Services LLC (“DBCS”), which is a commodity pool operator and commodity trading advisor. DBCS is an affiliate of Deutsche Bank AG. Pursuant to a written license agreement, PowerShares Capital Management LLC granted DBCS a non-exclusive, world-wide, royalty-free license to use the “PowerShares®” trademark, solely in connection with the marketing and promotion of the DB commodity pool funds. Neither PowerShares nor any of its affiliates are involved in the management or operation of the DB commodity pool funds. However, the trademark license contemplates a separate marketing agreement between DBCS and A I M Distributors, Inc. (“AIM”) a registered broker-dealer. Pursuant to the Marketing Agreement, AIM serves as a marketing agent to the DB commodity pool funds. AIM assists with certain functions and duties such as providing various educational and marketing activities regarding the funds, primarily in the secondary trading market, which activities include communicating the funds’ names, characteristics, uses, benefits, and risks, consistent with the prospectus. A I M Distributors, Inc. does not open or maintain customer accounts or handle orders for the DB commodity pool funds. For its marketing services related to the DB commodity pool funds, AIM is paid an annual  marketing fee by DBCS which is calculated based on the average daily net assets of the DB commodity pool funds. Language has been added to the footnote to make clear that this fee is not a Fund expense.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Greg Samuels at (212) 878-3158.  Thank you.

Sincerely yours,

/s/ Stuart M. Strauss

Stuart M. Strauss